ENVOY CAPITAL GROUP INC. ANNOUNCES SALE OF
WATT INTERNATIONAL INC.

TORONTO, ONTARIO - September 30, 2011 − Envoy Capital Group Inc. (NASDAQ: ECGI; TSX:ECG) (the "Company") announced today that it has completed the divestiture of its wholly-owned subsidiary, Watt International Inc. ("Watt"). The sale of Watt represents an important step in management's ongoing plan to restructure the business through divestiture of all non-merchant banking assets.

The Company's intention to sell Watt was announced on April 20, 2011. The sale was arm's length and gross proceeds were $2,200,000. Gilchrist Capital acted as advisor and assisted in the sale.

Envoy management is continuing to explore ways to maximum shareholder value. The Company expects that the sale of Watt will allow it to focus on building value through merchant banking.

Watt International is an integrated retail agency with over forty years experience in over forty countries around the world. The firm works with brand marketers, retailers and developers to support their business goals with integrated services including research and insight, strategy and consulting, branding, and design. Watt has a long and storied history working with many of the top brands in the world and a client list which includes several Fortune 100 and 500 companies. The management of Watt look forward to new opportunities and growth.

For more information about this press release please contact Andrew Patient at: 416-593-3725 or email: apatient@envoy.to

For further information about the Company, please contact:

Envoy Capital Group Inc.
Contact: Robert Pollock
Tel: 416.619.3166

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws. Although the Company believes that such information is reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking information is typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking information provided by the Company is not a guarantee of future results or performance, and that actual results may differ materially from those in forward looking information as a result of various factors, including, but not limited to, the state of the financial markets for the Company's equity securities, the state of the market for iron ore or other minerals that may be produced generally, recent market volatility; variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's ability to obtain any necessary permits, consents or authorizations required for its activities, to raise the necessary capital or to be fully able to implement its business strategies and other risks associated with the exploration and development of mineral properties. The reader is referred to the Company's disclosure documents for a more complete discussion of such risk factors and their potential effects, copies of which may be accessed through the Company's page on SEDAR at www.sedar.com